UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C. 20549

                                      SCHEDULE 13G
                                   (Amendment No. 3)

                       Under the Securities Exchange Act of 1934


               OMNIS TECHNOLOGY CORPORATION (f/k/a BLYTH HOLDINGS, INC.)
                                    (Name of Issuer)

                              Common Stock, $.10 par value
                             (Title of Class of Securities)

                                       096434105
                                     (CUSIP Number)

                                     April 1, 1998
                             (Date of Event which Requires
                               Filing of this Statement)



                 Check the appropriate box to designate the rule pursuant
             to which this Schedule is filed:

                 [X]     Rule 13d-1(b)
                 [X]     Rule 13d-1(c)
                 [ ]     Rule 13d-1(d)

                 *The remainder of this cover page shall be filled out for
             a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                 The information required in the remainder of this cover
             page shall not be deemed to be "filed" for the purpose of
             Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                      Page 1 of 8






     CUSIP No. 096434105             SCHEDULE 13G                    Page 2 of 8




       1   Name Of Reporting Person                              RICHARD W. KOE

           IRS Identification No. Of Above Person

       2   Check The Appropriate Box If A Member Of A Group           (a)  [ ]

                                                                      (b)  [ ]
       3   SEC USE ONLY


       4   Citizenship Or Place Of Organization                   United States


                          5    Sole Voting Power                        740,540

         NUMBER OF        6    Shared Voting Power                          -0-
           SHARES
        BENEFICIALLY
        OWNED BY EACH     7    Sole Dispositive Power                   740,540
         REPORTING
        PERSON WITH
                          8    Shared Dispositive Power                     -0-


        9   Aggregate Amount Beneficially Owned By Each
            Reporting Person                                            740,540

       10   Check Box If The Aggregate Amount In Row (9) Excludes
            Certain Shares*                                                [ ]


       11   Percent Of Class Represented By Amount In Row 9               28.2%


       12   Type Of Reporting Person*                                        IN






     CUSIP No. 096434105             SCHEDULE 13G                    Page 3 of 8




       1   Name Of Reporting Person            ASTORIA CAPITAL MANAGEMENT, INC.

           IRS Identification No. Of Above Person                    94-3143169

       2   Check The Appropriate Box If A Member Of A Group           (a)  [ ]

                                                                      (b)  [ ]
       3   SEC USE ONLY


       4   Citizenship Or Place Of Organization                      California


                          5    Sole Voting Power                        740,540

         NUMBER OF        6    Shared Voting Power                          -0-
           SHARES
        BENEFICIALLY
        OWNED BY EACH     7    Sole Dispositive Power                   740,540
         REPORTING
        PERSON WITH
                          8    Shared Dispositive Power                     -0-


        9   Aggregate Amount Beneficially Owned By Each
            Reporting Person                                            740,540

       10   Check Box If The Aggregate Amount In Row (9) Excludes
            Certain Shares*                                                [ ]


       11   Percent Of Class Represented By Amount In Row 9               28.2%


       12   Type Of Reporting Person*                                     CO,IA






     CUSIP No. 096434105             SCHEDULE 13G                    Page 4 of 8




       1   Name Of Reporting Person              ASTORIA CAPITAL PARTNERS, L.P.

           IRS Identification No. Of Above Person                    94-3160631

       2   Check The Appropriate Box If A Member Of A Group           (a)  [ ]

                                                                      (b)  [ ]
       3   SEC USE ONLY


       4   Citizenship Or Place Of Organization                      California


                          5    Sole Voting Power                        671,540

         NUMBER OF        6    Shared Voting Power                          -0-
           SHARES
        BENEFICIALLY
        OWNED BY EACH     7    Sole Dispositive Power                   671,540
         REPORTING
        PERSON WITH
                          8    Shared Dispositive Power                     -0-


        9   Aggregate Amount Beneficially Owned By Each
            Reporting Person                                            671,540

       10   Check Box If The Aggregate Amount In Row (9) Excludes
            Certain Shares*                                                [ ]


       11   Percent Of Class Represented By Amount In Row 9               25.6%


       12   Type Of Reporting Person*                                        PN






     CUSIP No. 096434105             SCHEDULE 13G                    Page 5 of 8



             Item 1(a).  Name of Issuer.

                         Omnis Technology Corporation (formerly known as
             Blyth Holdings, Inc., the "Issuer").

             Item 1(b).  Address of Issuer's Principal Executive Offices.

                         851 Traeger Avenue, San Bruno, California, 94066.

             Item 2(a).  Names of Persons Filing.

                         Richard W. Koe, Astoria Capital Management, Inc.
             and Astoria Capital Partners, L.P.

             Item 2(b). Address of Principal Business Office or, if none, Residence.

                         The business address of Richard W. Koe, Astoria
             Capital Management, Inc. and Astoria Capital Partners, L.P. is 6600 SW 92nd Avenue, Portland, Oregon 97223.

             Item 2(c).  Citizenship.

                         Richard W. Koe is a United States citizen,
             Astoria Capital Management, Inc. is a California corporation and Astoria Capital Partners, L.P. is a California limited partnership.

             Item 2(d).  Title of Class of Securities.

                         Common Stock, $.10 par value ("Common Stock").

             Item 2(e).  CUSIP Number.

                         096434105

             Item 3. If this statement is filed pursuant to
                     sections 240.13d-1(b) or 240.13d-2(b) or (c), check
                     whether the person filing is a:

                 (a) [ ] Broker or dealer registered under section 15 of
             the Act (15 U.S.C. 78o).

                 (b) [ ] Bank as defined in section 3(a)(6) of the Act (15
             U.S.C. 78c).

                 (c) [ ] Insurance company as defined in section 3(a)(19)
             of the Act (15 U.S.C. 78c).






     CUSIP No. 096434105             SCHEDULE 13G                    Page 6 of 8



                 (d) [ ] Investment company registered under section 8 of
             the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                 (e) [X] An investment adviser in accordance with section
             240.13d-1(b)(1)(ii)(E) (with respect to Astoria Capital Management, Inc. only);

                 (f) [ ] An employee benefit plan or endowment fund in
             accordance with section 240.13d-1(b)(1)(ii)(F);

                 (g) [X] A parent holding company or control person in
             accordance with section 240.13d-1b)(1)(ii)(G) (with respect to Richard W. Koe only);

                 (h) [ ] A savings associations as defined in Section 3(b)
             of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                 (i) [ ] A church plan that is excluded from the
             definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                 (j) [ ] Group, in accordance with section
             240.13d-1(b)(1)(ii)(J).

             Item 4. Ownership.

                         Reference is hereby made to Items 5-9 and 11 of
             pages two (2), three (3) and four (4) of this Schedule 13G, which Items are incorporated by reference herein.

             Item 5. Ownership of Five Percent or Less of a Class.

                         Not applicable.

             Item 6. Ownership of More Than Five Percent on Behalf of
                     Another Person.

                         Astoria Capital Management, Inc. is deemed to be
             the beneficial owner of the number of securities reflected in Items 5-9 and 11 of page three (3) of this Schedule 13G pursuant to separate arrangements whereby it acts as investment adviser to certain persons, including Astoria Capital Partners, L.P. Each person for whom Astoria Capital Management, Inc. acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock purchased or held pursuant to such arrangements. Richard W. Koe is deemed to be the beneficial owner of the number of securities reflected in Items 5-9 and 11 of page two (2) of this






     CUSIP No. 096434105             SCHEDULE 13G                    Page 7 of 8



             Schedule 13G pursuant to his ownership interests in Astoria Capital Management, Inc. and Astoria Capital Partners, L.P.

             Item 7. Identification and Classification of the Subsidiary
                     Which Acquired the Security Being Reported on by the Parent Holding Company.

                         Not applicable.

             Item 8. Identification and Classification of Members of the
                     Group.

                         Not applicable.

             Item 9. Notice of Dissolution of Group.

                         Not applicable.

             Item 10.    Certifications.

                 (a) By signing below, Astoria Capital Management, Inc. certifies that, to the best of its knowledge and belief, the securities referred to above on page three (3) of this
             Schedule 13G were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                 (b) By signing below, Richard W. Koe certifies that, to the best of his knowledge and belief, the securities referred to above on page two (2) of this Schedule 13G were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                 (c) By signing below, Astoria Capital Partners, L.P. certifies that, to the best of its knowledge and belief, the securities referred to above on page four (4) of this
             Schedule 13G were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.






     CUSIP No. 096434105             SCHEDULE 13G                    Page 8 of 8



                                       Signature

                     After reasonable inquiry and to the best of their
             respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

             DATED:  August 3, 1998

                                        RICHARD W. KOE



                                        /s/ Richard W. Koe
                                        ________________________________
                                        Richard W. Koe


             DATED:  August 3, 1998

                                        ASTORIA CAPITAL MANAGEMENT, INC.



                                        /s/ Richard W. Koe
                                        ________________________________
                                        By: Richard W. Koe
                                        Its: President


             DATED:  August 3, 1998

                                        ASTORIA CAPITAL PARTNERS, L.P.


                                        /s/ Richard W. Koe
                                        _______________________________
                                        By: Richard W. Koe
                                        Its: General Partner